SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 30, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	May 30, 2007

CAIXA and TAM launch partnership

Partnership will allow passengers to pay for tickets at lottery ticket outlets

São Paulo, May 30, 2007 – The Caixa Economica Federal and TAM Linhas Aereas launched a partnership today making it possible to pay for airline tickets at lottery ticket outlets. Passengers will have to make reservations online or by calling the company.

CAIXA and TAM are partnering in order to make life for travelers much easier by offering an innovative service that adds greater efficiency to sales relations with customers, supplementing today's electronic payment options in an easy, safe and creative manner.

CAIXA is offering Brazilians a fast and easy payment option, with online purchase confirmation, available at more than 9,000 lottery outlets throughout Brazil with staggered service hours. “Besides a high-quality, low-cost service, we have a broad distribution network with outlets in every Brazilian city and located in the best commercial locations in state capitals, which is certain to go a long way toward meeting the objectives of the partnership,” says Fabio Lenza, Vice President for Banking Affairs at CAIXA.

“We hope to reach an audience that does not own a credit card but can afford the promotional fares offered by TAM,” says Libano Barroso, Vice President for Finance and Management and Director of Investor Relations.

Company executives agree that new business could emerge from the partnership that will help leverage the country's tourism development, saying CAIXA and TAM offer strategically complementary products and services that can stimulate activities in the sector, such as those geared toward tourism for the elderly.

Blazing trails in online retail transactions – Beyond its pioneering efforts in the areas of online transactions for the transfer and licensing of vehicles, as well as payment of phone, water and utility bills, CAIXA will, through the agreement, see its position consolidated even further as an innovative company in providing solutions for electronic payment for the most diverse business and governmental areas.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and closed April 2007 with a 50.7% domestic market share and a 69.7% international market share. The company operates flights to 49 destinations throughout Brazil. It serves 76 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded 4.3 million tickets in exchange for points.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.